424 Church Street, Suite 800
Nashville, TN 37219
Telephone: 615-244-6538
Facsimile: 844-670-6009
http://www.dickinsonwright.com
Frank Borger Gilligan
fborgergilligan@dickinsonwright.com
615-780-1106

September 1, 2020

Chris Edwards

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Wolverine Partners Corp. d/b/a Gage Cannabis Co.

Amendment No. 2 to Draft Offering Statement on Form 1-A

Submitted August 12, 2020

CIK No. 0001810254

Response to August 25, 2020 letter

Dear Mr. Edwards,

Wolverine Partners Corp. d/b/a Gage Cannabis Co. (the “Corporation”) has received your letter, dated August 25, 2020, regarding the above-referenced offering statement filed pursuant to Regulation A, Tier 2. As requested, the Corporation has revised its Offering Statement to address each of your comments, and has provided the additional information, as set forth below, to assist you in better understanding its disclosures.

Offering Circular

Dilution, page 37

1.	Please refer to prior comment 7. In your discussion of the "material disparity" between the share price in this offering and the effective cash cost per share to existing shareholders, please present both amounts in US dollars using per share amounts in the table on page 36. Also, include the key assumptions discussed on page 37 of the prior filing in your revised presentation.

RESPONSE: The Corporation has revised the Offering Circular accordingly.

Security Ownership of Management and Certain Securityholders, page 69

2.	We note your revisions in response to prior comment 14. Please further revise this section to:
•	include disclosure pursuant to Item 12 of Form 1-A for each class of voting securities, including exchangeable units;
•	disclose the number of each class of securities outstanding as of a recent date;
•	include in the table all securities beneficially owned by directors and executive officers, individually naming each director or executive officer, or any other security holder who beneficially owns more than 10% of any class of voting securities. Refer to Item 12(a) of Form 1-A and Exchange Act Rule 13d-3. In this regard, we note your disclosure on page 63 regarding the ownership of Mayde, Inc. by your director, Rami Reda; and

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Dickinson Wright PLLC

September 1, 2020

•	disclose the natural person or person(s) with voting and investment control over the securities held by Mayde, Inc.

Please also include disclosure in the Summary as well as a separately captioned Risk Factor highlighting and quantifying the percentage of voting power held by affiliates.

RESPONSE: The Corporation has revised the Offering Circular accordingly.

Notes to Consolidated Financial Statements

Note 5. Acquisition of Assets, p. 99

3.	Please refer to prior comment 17. Please explain your basis for determining the fair value allocated to loans and interest receivable of $7,658,683, when these loans had been forgiven by Wolverine.

RESPONSE: The loan receivable had a principal value of $7.5M plus accrued interest at the date of acquisition. Management did an assessment of the fair value of the loan at the date of acquisition comparing the stated interest rate to an appropriate market rate. At the date of acquisition, the loan was fully collectible and Wolverine had a payable on its books in the same amount. Accordingly, the loan receivable has been included in the assets acquired (which was subsequently eliminated upon consolidation of the Rivers Innovations entity).

Note 21. Share Capital

Exchangeable Units, page 112

4.	Please expand this disclosure to provide the information provided in your response to prior comment 18, particularly the allocation of total consideration to "know-how" possessed by the shareholders, Mike Hermiz and Rami Reda. In addition, explain how you expect to utilize this "know-how" in your future business activities.

RESPONSE: As previously disclosed, the purpose for the acquisitions of Terra and Mayde was mainly to acquire the knowledge and “know-how” possessed by Mr. Hermiz and Mr. Reda. The Corporation considers the knowledge and expertise possessed by Mr. Hermiz and Mr. Reda to be personally held in the form of unpatented inventions, formulae, procedures and methods, together with accumulated skills and experience which the Corporation deemed essential to the success of the business going forward and of significant value. Given the proprietary nature of such “know “how” it would not be prudent to share further such information with the public.

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September 1, 2020

Note 23. Non-Controlling Interest, page 114

5.	Please refer to prior comment 19. Please reconcile all “total” amounts in this table to your consolidated financial statements. Also, explain why balance sheet amounts for Spartan Holdings LLC have not been presented and why its net loss attributable to NCI as a percentage of the total net loss, which you disclose is 48.8%, does not compute to $12,290,255. In addition, explain how this NCI relates to your acquisitions of Terra and Mayde and describe the parties that hold these ownership interests. Confirm as applicable that Spartan Holdings LLC represents Spartan Partners Holdings LLC as discussed on page 112. Revise your disclosures accordingly.

RESPONSE: The amounts in the total column in the NCI table of Note 23 differ from the consolidated financial statements as amounts for the parent entity - Wolverine Partners Corp (100% owned) have not been included as well as the impact of intercompany eliminations. See tables below.

The balance sheet amounts for Spartan Holding LLC have not been presented because Spartan Holdings (on a standalone basis) has no assets or liabilities. Likewise, the 48.8% NCI is the interest after completion of the two-share exchange transactions that took place during the year. This amount was made up of the $25,160,280 of shares issued in March 2019 which created an NCI of 36.4%, and the remaining $33,809,166 of shares issued in August 2019 which created a total NCI of 48.8%. The loss attributable to the NCI was determined based on operating results for each of the periods. See tables below.

Wolverine issued shares of Spartan Partners Corporation to acquire Terra and Mayde. Shares were issued to Michael Hermiz to acquire Terra and shares were issued to Mayde, Inc. to acquire Mayde. As a result of this, their percentage ownership held by Wolverine reduced from 100% to 52%.

Spartan Holdings LLC represents Spartan Partners Holdings LLC.

Exhibits

For the Year Ended December 31, 2019

Unit Holder		# of Units	Cumulative # of Units	Controlling Interest	Non- Controlling Interest

Spartan Partners Corporation		1,575,624	1,575,624	100.0%	0.0%
Michael Hermiz	11-Mar-19	900,000	2,475,624	63.6%	36.4%
Mayde	23-Aug-19	600,000	3,075,624	51.2%	48.8%

Period		Controlling Interest %	Non- Controlling Interest %	Controlling Interest	Non- Controlling Interest

01/01/2019 to 11/03/2019	25,160,280	100.0%	0.0%	25,160,280	-
12/03/2019 to 23/08/2019	33,809,166	63.6%	36.4%	21,518,023	12,290,255
24/08/2019 to 31/12/2019	-	51.2%	48.8%	-	-

Total net loss	58,969,446			46,678,303	12,290,255

	Per FS - Note 23
	Spartan Services LLC	Spartan Licensing LLC	Spartan Properties LLC	Spartan Holdings LLC	AEY Capital LLC	Thrive Enterprises	3 State Park LLC	Buena Vista Real Estate	Total

Total Assets	14,192,882	1,553,532	26,291,803		2,244,924	1,288,427	-	-	45,571,568
Total Liabilities	(16,068,392)	(2,548,405)	(26,437,629)		(7,732,989)	(3,296,697)	(32,902)	(261,973)	(56,378,987)
Net Assets	(1,875,510)	(994,873)	(145,826)	-	(5,488,065)	(2,008,270)	(32,902)	(261,973)	(10,807,419)
Net Assets attributable to NCI	(915,249)	(485,498)	(71,163)	-	(5,488,065)	(2,008,270)	(32,902)	(261,973)	(9,263,120)

Revenue	742,497	15,000	280,122		822,436	1,452,060	(1,483)	(11,807)	3,298,825
Net loss	(1,875,510)	(994,873)	(145,826)	(58,969,446)	(5,488,065)	(2,008,270)	(32,902)	(261,973)	(69,776,865)
Net loss attributable to NCI	(915,249)	(485,498)	(71,163)	(12,290,255)	(5,488,065)	(2,008,270)	(32,902)	(261,973)	(21,553,375)

NCI percentage at December 31, 2019	48.8%	48.8%	48.8%	48.8%	100.0%	100.0%	100.0%	100.0%

6.	Please file a currently dated consent from the independent accountant pursuant to Item 11 of Form 1A.

RESPONSE: The Corporation has concurrently filed a currently dated consent from an independent accountant as requested.

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September 1, 2020

General

7.	We note your revisions in response to comment 21. Please revise your offering circular to highlight the indemnification provision in Section 7 of the Subscription Agreement in more detail and explain how the provision applies to investors. Also, please include risk factor disclosure that highlights the indemnification provision.

RESPONSE: The Corporation has revised the offering circular to include a disclosure and a risk factor that addresses this comment.

8.	We note your response to prior comment 22. Please revise your offering document to clearly and prominently disclose that Section 9 of the Subscription Agreement limits an investor's ability to file suit against the Company. Please disclose whether this provision applies to claims made under the federal securities laws, describe any risks to investors associated with it and any uncertainty as to such provision's enforceability.

RESPONSE: The Corporation has revised Section 9 of the Subscription Agreement to clarify that the Subscription Agreement will be governed by and construed in accordance with the laws of the State of Michigan, and that the clause does not apply to claims brought to enforce any duty or liability created by the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder. The Corporation has further separated the disclaimers pertaining to Federal Cannabis Laws and included it as a new Section 10, which it believes addresses the ambiguity that may have existed as the Section had previously been drafted.

Additionally, we have included a disclosure in the offering circular that addresses this comment.

In addition to our responses above, as well as the corresponding revisions to our offering statement, we acknowledge that the Corporation is responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, actions, or absence of actions by the Securities and Exchange Commission. We further acknowledge that, following qualification of our Form 1-A, Rule 257 of Regulation A requires us to file periodic and current reports, including a Form 1-K, which will be due within 120 calendar days after the end of the fiscal year covered by the report.

If you have any additional questions regarding our responses to your comments, please contact Frank Borger Gilligan at (615) 319-8005 or by email at fborgergilligan@dickinsonwright.com.

Sincerely, Frank Borger Gilligan Frank Borger Gilligan Dickinson Wright PLLC

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